FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for Fiscal Year 2014 First Quarter Ended on September 30, 2013

Beijing, China – November 18, 2013 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2014 first quarter ended on September 30, 2013 (see attached tables).

Q1 Financial Highlights

•	Quarterly revenues of $113.2 million, representing an increase of 28.6% compared to $88.1 million year over year, and a slight decrease of 0.2% compared to $113.4 million quarter over quarter.
•	Gross margin at 35.7%, as compared to 34.4% year over year, and 34.3% quarter over quarter.
•	Non-GAAP net income attributable to Hollysys of $20.4 million, a 29.3% increase compared to $15.8 million year over year, and a 23.0% increase compared to $16.6 million quarter over quarter
•	Non-GAAP Diluted EPS at $0.35 reported for the quarter, as compared to $0.28 year over year, and $0.29 quarter over quarter.
•	Backlog of $515.9 million as of September 30, 2013, a 39.9% increase compared to $368.7 million year over year, and 5.6% increase compared to $488.7 million quarter over quarter.
•	Quarterly DSO of 175 days, as compared to 140 days year over year, and 153 days quarter over quarter.
•	Inventory turnover days of 44 days for the current quarter compared to 43 days year over year, and 40 days quarter over quarter.
•	The total amount of cash and cash equivalents and time deposits with original maturities over three months were $129.4 million as of the current quarter end.

Dr. Changli Wang, Chairman and CEO of Hollysys, stated: "We are pleased to report robust financial and operational results for the first quarter of this fiscal year, here I would like to discuss some key events during this quarter:

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November 18, 2013

“Industrial automation continued its solid growth, even though the revenue performance was relatively weak in this quarter, but the new orders taken were continuously recovering and achieved 20% growth. The weak industrial automation revenue growth in this quarter was mainly because of the decline of new orders growth in the second quarter of last fiscal year. During this quarter, we constantly executed our strategy to enhance our position in the high-end industrial automation market and increase our market share in mid to low end markets. With the new generation DCS released to the market, we are going to expand our market position in chemical, petro-chemical, metallurgy industries as what we have achieved in the thermal power industry today. Besides, with more of our proprietary automation and control systems and technologies released to the market and our total solution capabilities for plants’ automation and control, our industrial automation sector will continue to deliver fruitful results and bring significant revenue contribution.

“In this quarter in the nuclear sector, our joint venture, China Techenergy Co., Ltd. ("CTEC"), established with China General Nuclear Power Corporation ("CGNPC"), was granted a new contract to commission automation control and reactor protection system for #5 and #6 units of Yangjiang Nuclear Power Station in September. As the only qualified local automation and control technology provider to the nuclear industry in China, Hollysys will leverage the strategic alliance with the largest nuclear builder and operator in China to further penetrate the nuclear automation and control market with our nuclear power plant automation and control solutions.

“In the rail transportation, we will benefit from the accelerated high-speed rail construction after China Railway Corporation established. In August, we signed a contract to supply our ground-based high-speed rail signaling system to the Lanzhou-Xinjiang high-speed rail line Xinjiang section, the contract was valued at approximately RMB 118.37 million or US$19.20 million. In October, we signed a significant ATP contract of RMB 316.34 million or US$ 51.47 million for 200 km/h high-speed railway trains and 300 km/h high-speed railway trains. With our advanced technology, outstanding reliability and well-reputed track records, Hollysys will continuously capture its fair share in China’s fast high-speed rail built out and the world as well.

“In the overseas sector, we are sending qualified and experienced engineers from China to overseas, and recruiting local engineers to expand our overseas team. We believe that with our proprietary technology, industry expertise and strong competitive advantages, together with our expanded local channels through Bond and Concord, we will continue to make exciting achievements in the international market in both industrial and rail transportation fields.”

The First Quarter Ended September 2013 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

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November 18, 2013

In USD thousands, except share numbers and EPS

	Three months ended
	September 30, 2013	September 30, 2012	% Change

Revenues	$113,231	88,067	28.6%
Integrated contract revenue	$106,283	82,852	28.3%
Products sales	$6,947	5,215	33.2%
Cost of revenues	$71,774	57,800	24.2%
Gross profit	$41,457	30,267	37.0%
Total operating expenses	$18,215	15,517	17.4%
Selling	$6,597	6,593	0.1%
General and administrative	$8,189	5,832	40.4%
Research and development	$7,948	7,675	3.6%
VAT refunds and government subsidies	$(4,519)	(4,583)	(1.4)%
Income from operations	$23,242	14,750	57.6%
Other income, net	$1,085	2,037	(46.8)%
Share of net (loss) income of equity investees	$(324)	739	(143.9)%
Interest income	$799	982	(18.6)%
Interest expenses	$(301)	(716)	(57.9)%
Income tax expenses(credit)	$3,793	1,966	92.9%
Non-GAAP net income attributable to non-controlling interest	$347	75	364.1%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$20,360	15,750	29.3%
Basic Non-GAAP EPS	$0.35	0.28	25.0%
Diluted Non-GAAP EPS	$0.35	0.28	25.0%

Share based compensation expenses	$436	527	(17.3)%
Amortization of acquired intangibles	$1,021	-	-
Acquisition-related incentive share contingent consideration fair value adjustments	(1.282)	-	-
Acquisition-related cash contingent consideration fair value adjustments	$157	-	-
Net income attributable to Hollysys Automation Technologies Ltd.(GAAP)	$20,029	15,223	31.6%
Basic GAAP EPS	$0.35	0.27	29.6%
Diluted GAAP EPS	$0.35	0.27	29.6%

Basic weighted average common shares outstanding	57,601,855	55,998,917	2.9%
Diluted weighted average common shares outstanding	57,990,898	56,062,950	3.4%

Operational Results Analysis for the First quarter ended September 30, 2013

For the three months ended September 30, 2013, total revenues increased by 28.6% to $113.2 million, from $88.1 million for the same period in the prior year. Of the total revenues, revenue from integrated contracts increased by 28.3% to $106.3 million, as compared to $82.9 million for the same period of the prior year; revenue from products sales increased by 33.2% to $6.9 million, as compared to $5.2 million for the same period of the prior year. The Company’s total revenue by segment was as followings:

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	Three months ended Sep 30,
	2013		2012
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	58.0	51.2%	60.1	68.3%
Rail Transportation	36.5	32.2%	14.9	16.9%
Mechanical and Electrical Solution	13.4	11.8%	9.1	10.3%
Miscellaneous	5.3	4.8%	4.0	4.5%
Total	113.2	100.0%	88.1	100.0%

As a percentage of total revenues, overall gross margin excluding non-cash amortization of acquired intangibles was 36.6% for the three months ended September 30, 2013, as compared to 34.4% for the same period of the prior year. The gross margin for integrated contracts and product sales excluding non-cash amortization of acquired intangibles were 34.9% and 62.3% for the three months ended September 30, 2013, as compared to 32.4% and 66.0% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. Including non-cash amortization of acquired intangibles, recorded on a GAAP basis, overall gross margin was 35.7% for the three months ended September 30, 2013, as compared to 34.4% for the same period of the prior year. The gross margin for integrated contracts and product sales including non-cash amortization of acquired intangibles, were 34.0% and 62.3% for the three months ended September 30, 2013, as compared to 32.4% and 66.0% for the same period of the prior year respectively.

For the three months ended September 30, 2013, selling expenses were $6.60 million, as compared to $6.59 million for the same quarter of the prior year, representing a slight increase of $0.01 million or 0.1% year over year. As a percentage of total revenues, selling expenses were 5.8% and 7.5% for the three months ended September 30, 2013, and 2012, respectively.

General and administrative expenses, excluding non-cash share-based compensation expense, were $8.2 million for the quarter ended September 30, 2013, representing an increase of $2.4 million, or 40.4%, as compared to $5.8 million for the same period of the prior year. The increase was consisted of an increase of $1.1 million from the newly acquired company Bond Corporation Pte. Ltd. and its subsidiaries (Bond), and an increase of $1.3 million in bad debt allowance. As a percentage of total revenues, G&A expenses were 7.2% and 6.6% for the three months ended September 30, 2013 and 2012, respectively. Including the non-cash share-based compensation expense, recorded on a GAAP basis, G&A expenses were $8.6 million and $6.4 million for the three months ended September 30, 2013 and 2012, respectively.

Research and development expenses were $8.0 million for the three months ended September 30, 2013, as compared to $7.7 million for the same quarter of the prior year, representing a year over year increase of $0.3 million, or 3.6%. As a percentage of total revenues, R&D expenses were 7.0% and 8.7% for the quarter ended September 30, 2013 and 2012, respectively.

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The VAT refunds and government subsidies amounted to $4.5 million for three months ended September 30, 2013, as compared to $4.6 million for the same period in the prior year.

The income tax expenses and the effective tax rate were $3.8 million and 15.7% for the three months ended September 30, 2013, as compared to $2.0 million and 11.4% for the same prior year period. The higher effective tax rate for this quarter was mainly due to that the long-term deferred tax was recognized based on the statutory tax rate.

For the three months ended September 30, 2013, the non-GAAP net income attributable to Hollysys excluding non-cash stock compensation expenses, amortization of acquired intangibles and acquisition-related consideration fair value adjustments was $20.4 million or $0.35 per diluted share based on 58.0 million shares outstanding. This represents an increase of $4.6 million, or 29.3%, over the $15.8 million, or $0.28 per share based on 56.1 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $20.0 million, or $0.35 per diluted share representing an increase of $4.8 million or 31.6%, over the $15.2 million, or $0.27 per diluted share reported in the prior year period.

Backlog Highlights

Hollysys’ backlog as of September 30, 2013 was $515.9 million, representing an increase of 5.6% compared to $488.7 million as of June 30, 2013, and an increase of 39.9% compared to $368.7 million as of September 30, 2012.The detailed breakdown of the backlog by segment was as followings:

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2013-9-30		2013-6-30			2012-9-30
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	162.8	31.6%	155.5	31.8%	4.7%	145.2	39.3%	12.1%
Rail Transportation	232.4	45.1%	210.0	43.0%	10.7%	185.3	50.3%	25.4%
M&E	92.9	18.0%	94.5	19.3%	(1.8)%	-	-	-
Miscellaneous	27.8	5.4%	28.7	5.9%	(2.9)%	38.2	10.4%	(27.1)%
Total	515.9	100.0%	488.7	100.0%	5.6%	368.7	100.0%	39.9%

Cash Flow Highlights

The net cash provided by operating activities was $9.7 million for the three months ended September 30, 2013; including investing and financing activities, the total net cash inflows for this quarter was $0.4 million. Of the total net cash inflows, there was a net cash inflow of matured time deposits with original maturities over three months amounting to $4.2 million, a net cash outflow of repayment bank loans amounting to $6.1 million and $5.5 million acquisition payment to prior shareholders of Bond Group during this quarter.

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Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $129.4 million, $133.1 million, and $139.2 million as of September 30, June 30, 2013, and September 30, 2012, respectively. Of the total $129.4 million as of September 30, 2013, cash and cash equivalents were $112.7 million, and time deposits with original maturities over three months were $16.7 million.

For the three months ended September 30, 2013, Days Sales Outstanding (“DSO”) was 175 days, as compared to 140 days year over year and 153 days quarter over quarter; and inventory turnover was 44 days, as compared to 43 days year over year and 40 days quarter over quarter.

Outlook for FY 2014

Dr. Wang concluded, “We are confident to achieve the previously announced fiscal year 2014 guidance with revenue in the range of $460 million to $490 million and non-GAAP net income in the range of $65 million to $69 million. In view of the strong recovery of high-speed rail construction and our strengthening penetration into industrial automation, we are trying to deliver even better results than the previously announced guidance. With our strong competitive advantage, industry leading technology and solution capability, we will continue to make more achievements and create value for our shareholders.”

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 9:00 a.m. Beijing Time on November 19, 2013 / 8:00 p.m. U.S. Eastern Time on November 18, 2013. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call. The conference call identification number is 8875932.

4001-200-539 (China)
800-905-927 (HK)
+852-5808-3202 (HK)
1-855-298-3404 (USA / International)
0800-015-9725 (United Kingdom)
800-616-3222 (Singapore)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:

http://www.hollysys.com.sg/home/index.php/investor-relations/events-a-webcast

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About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,800 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

Investor Relations

+8610-58981386

investors@hollysys.com

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November 18, 2013

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In US Dollars except for per-share data)

	Three months ended September 30,
	2013	2012
	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$106,283,367	$82,852,035
Products sales	6,947,264	5,214,583
Total revenues	113,230,631	88,066,618

Cost of integrated contracts	70,173,502	56,027,759
Cost of products sold	2,620,593	1,772,187
Gross profit	40,436,536	30,266,672

Operating expenses
Selling	6,597,065	6,592,885
General and administrative	8,624,313	6,358,859
Research and development	7,948,151	7,674,707
VAT refunds and government subsidies	(4,519,328)	(4,582,586)
Total operating expenses	18,650,201	16,043,865

Income from operations	21,786,335	14,222,807

Other income , net	2,366,406	2,036,663
Share of net (loss) income of equity investees	(324,331)	739,018
Interest income	798,804	981,711
Interest expenses	(458,121)	(715,831)
Income before income taxes	24,169,093	17,264,368

Income taxes (credit) expenses	3,792,927	1,966,056
Net income	20,376,166	15,298,312

Net income attributable to non-controlling interests	347,229	74,824
Net income attributable to Hollysys Automation Technologies Ltd.stockholders	$20,028,937	$15,223,488

Other comprehensive income, net of tax
Foreign currency translation adjustments, net of nil tax	308,375	(1,917,454)
Comprehensive income	20,684,541	13,380,858

Comprehensive income attributable to non-controlling interest	356,821	67,961
Comprehensive income attributable to Hollysys Automation Technologies Ltd.stockholders	$20,327,720	$13,312,897

Net income per ordinary share:
Basic	0.35	0.27
Diluted	0.35	0.27

Weighted average ordinary shares used in income per share computation:
Basic	57,601,855	55,998,917
Diluted	57,990,898	56,062,950

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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In US Dollars)

	September 30,	June 30,
	2013	2013
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$112,666,619	$112,228,579
Time deposits with original maturities over three months	16,769,482	20,858,840
Restricted cash	3,165,635	3,390,144
Accounts receivable, net of allowance for doubtful accounts of $21,529,390 and $20,102,808 as of September 30, 2013 and June 30, 2013, respectively	211,939,374	176,598,496
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $2,895,850 and $2,361,880 as of September 30, 2013 and June 30, 2013, respectively	159,158,183	143,752,978
Other receivables, net of allowance for doubtful accounts of $348,118 and $322,218 as of September 30, 2013 and June 30, 2013, respectively	11,561,822	11,722,535
Advances to suppliers	10,043,176	8,593,175
Amount due from related parties	28,417,610	26,511,454
Inventories, net	33,034,122	34,104,057
Prepaid expenses	778,081	1,073,655
Income tax recoverable	1,818,281	1,704,290
Deferred tax assets	3,094,984	3,033,931
Assets held for sale	2,806,821	2,876,054
Total current assets	595,254,190	546,448,188

Restricted cash	6,789,912	6,754,117
Prepaid expenses	342,436	425,936
Property, plant and equipment, net	81,147,457	79,496,315
Prepaid land leases	12,607,573	12,629,664
Acquired intangible assets, net	10,869,006	11,817,596
Investments in equity investees	15,919,888	16,063,731
Investments in cost investees	3,734,363	3,715,808
Goodwill	66,205,646	65,787,020
Deferred tax assets	958,238	1,494,551

Total assets	793,828,709	744,632,926

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	6,942,396	8,329,263
Current portion of long-term loans	8,471,546	8,671,080
Accounts payable	120,481,718	111,052,268
Construction cost payable	6,580,511	5,872,553
Deferred revenue	90,355,074	67,066,822
Accrued payroll and related expense	8,069,346	8,966,026
Income tax payable	6,584,444	6,296,759
Warranty liabilities	1,778,479	1,865,784
Other tax payables	26,608,999	22,048,392
Accrued liabilities	18,962,295	18,580,398
Amounts due to related parties	2,323,540	2,080,869
Deferred tax liabilities	2,153,993	2,186,518
Current portion of acquisition-related payment	-	5,435,451
Total current liabilities	299,312,341	268,452,183

Long-term bank loans	16,775,048	19,104,733
Deferred tax liabilities	3,615,147	3,272,698
Long-term warranty liabilities	2,384,416	2,094,857
Long-term acquisition-related payment	35,146,657	36,233,460
Total liabilities	357,233,609	329,157,931

Commitments and contingencies

Equity
Ordinary shares	57,555	57,555
Additional paid-in capital	171,214,814	170,779,250
Statutory reserves	23,146,671	23,146,671
Retained earnings	202,902,082	182,873,145
Accumulated other comprehensive income	37,170,450	36,871,667
Total Hollysys Automation Technologies Ltd. stockholder’s equity	434,491,572	413,728,288

Non-controlling interests	2,103,528	1,746,707
Total equity	436,595,100	415,474,995

Total liabilities and equity	$793,828,709	$744,632,926

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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

Three months ended September 30, 2013
(Unaudited)
Cash flows from operating activities:
Net income	$20,376,166
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	2,062,206
Amortization of prepaid land leases	49,745
Amortization of intangible assets	1,020,542
Allowance for doubtful accounts	2,867,859
Gain on disposal of property, plant and equipment	455,132
Share of net loss from equity investees	324,331
Stock dividends from cost investees	-
Gain on disposal of a subsidiary	-
Share based compensation expenses	435,564
Deferred income tax expenses	776,544
Acquisition-related contingent consideration fair value adjustments	(1,125,242)
Changes in operating assets and liabilities:
Accounts receivable	(36,751,268)
Costs and estimated earnings in excess of billings	(15,181,781)
Inventories	1,241,293
Advances to suppliers	(1,406,908)
Other receivables	195,432
Deposits and other assets	632,138
Due from related parties	(1,881,455)
Accounts payable	8,842,748
Deferred revenue	22,950,817
Accruals and other payable	(1,022,840)
Due to related parties	232,280
Income tax payable	148,160
Other tax payables	4,450,795
Net cash (used in) provided by operating activities	9,692,258

Cash flows from investing activities:
Time deposits placed with banks	(4,182,494)
Purchases of property, plant and equipment	(2,206,284)
Proceeds from disposal of property, plant and equipment	230
Maturity of time deposits	8,374,187
Acquisition of a subsidiary, net of cash acquired	(5,510,000)
Proceeds from disposal of a subsidiary	-
Net cash provided by (used in) investing activities	(3,524,361)

Cash flows from financing activities:
Proceeds from short-term bank loans	2,017,395
Repayments of short-term bank loans	(3,452,699)
Proceeds from long-term bank loans	-
Repayments of long-term bank loans	(2,664,495)
Proceeds from exercise of share options	-
Net cash provided by (used in) financing activities	(4,099,799)

Effect of foreign exchange rate changes	(1,630,058)
Net increase in cash and cash equivalents	$438,040

Cash and cash equivalents, beginning of period	$112,228,579
Cash and cash equivalents, end of period	112,666,619

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Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses (hereafter “Non-GAAP G&A expenses”), “Non-GAAP cost of integrated contracts”, “Non-GAAP other income, net”, “Non-GAAP interest expenses”, “Non-GAAP net income attributable to Hollysys” and “Non-GAAP earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with US GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the 1) share-based compensation expenses, 2) amortization of acquired intangibles and 3) acquisition-related consideration adjustments. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Three months ended
	September 30,
	2013	2012
	(Unaudited)	(Unaudited)
Cost of integrated contracts	$70,173,502	56,027,759
Less: amortization of acquired intangibles	1,020,542	-
Non-GAAP cost of integrated contracts	$69,152,960	56,027,759

General and administrative expenses	$8,624,313	$6,358,859
Less: Share based compensation costs	435,564	526,773
Non-GAAP general and administrative expenses	$8,188,749	$5,832,086

Other income (expense), net	$2.366,406	2,036,663
Add: acquisition-related incentive share contingent consideration fair value adjustments	(1,281,904)	-
Non-GAAP Other income , net	$1,084,502	2,036,663

Interest expenses	$(458,121)	(715,831)
Add: acquisition-related cash consideration adjustments	156,662	-
Non-GAAP Interest expenses	$(301,459)	$(715,831)

Net income attributable to Hollysys Automation Technologies Ltd.stockholders	$20,028,937	$15,223,488
Add:
Share based compensation expenses	435,564	526,773
Amortization of acquired intangible assets	1,020,542	-
Acquisition-related consideration adjustments	(1,125,242)	-

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.stockholders	$20,359,801	$15,750,261

Weighted average number of basic ordinary shares	57,601,855	55,998,917
Weighted average number of diluted ordinary shares	57,990,898	56,062,950
Non-GAAP basic earnings per share	$0.35	$0.28
Non-GAAP diluted earnings per share	$0.35	$0.28